S03/9/04

SECURITIES [redacted] 04004558 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadway Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 N E Loop 410
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Florence E Vargas (210)283 - 6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

300 Convent St Suite 1200 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED FEB 2 7 2004 WASH. D.C. 187 SECTION

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3.18.04

OATH OR AFFIRMATION

I, Florence E. Vargas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadway Brokerage Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURETTE M. ADMIRE
Notary Public, State of Texas
My Commission expires
March 2, 2005

Signature

Florence E. Vargas - President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- 1 ☒ (g) Computation of Net Capital.
- 1 ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- 1 ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- 1 ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

1 **Supplementary Schedules**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) **Independent Auditors Report on Internal Control Structure**

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Financial Statements

December 31, 2003 and 2002

Supplementary Schedules and Information

December 31, 2003

(With Independent Auditors' Report Thereon)

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Table of Contents

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

Independent Auditors' Report

The Board of Directors and Shareholder
Broadway Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Broadway Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Broadway National Bank) as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadway Brokerage Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 2, 2004

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Balance Sheets

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	641,260	604,503
Receivable from clearing firm		77,445	77,223
Furniture, fixtures and equipment, net		59,449	60,489
Other		19,478	13,557
Total assets	$	797,632	755,772
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	62,910	67,147
State income taxes payable		2,981	3,458
Total liabilities		65,891	70,605
Stockholder's equity:			
Common stock, $1 par value. Authorized 1,000,000 shares; issued and outstanding 50,000 shares		50,000	50,000
Additional paid-in capital		50,000	50,000
Retained earnings		631,741	585,167
Total stockholder's equity		731,741	685,167
Total liabilities and stockholder's equity	$	797,632	755,772

See accompanying notes to financial statements.

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Income

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions	$	1,090,268	1,275,286
Interest income		3,205	7,134
Total revenues		1,093,473	1,282,420
Expenses:			
Employee compensation and benefits		613,074	719,521
General and administrative		433,825	526,148
Total expenses		1,046,899	1,245,669
Income before income taxes		46,574	36,751
Income tax benefit		—	(8,415)
Net income	$	46,574	45,166

See accompanying notes to financial statements.

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2001	$	50,000	50,000	540,001	640,001
Net income		—	—	45,166	45,166
Balances at December 31, 2002		50,000	50,000	585,167	685,167
Net income		—	—	46,574	46,574
Balances at December 31, 2003	$	50,000	50,000	631,741	731,741

See accompanying notes to financial statements.

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	46,574	45,166
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		12,475	21,793
Loss on disposal of equipment		749	—
Decrease (increase) in receivable from clearing firm		(222)	39,257
Decrease (increase) in other assets		(5,921)	10,469
Increase in accounts payable		(4,237)	2,368
Decrease in state income taxes payable		(477)	(16,311)
Net cash provided by operating activities		48,941	102,742
Cash flows from investing activities:			
Purchases of furniture, fixtures and equipment		(12,184)	(13,272)
Net increase in cash		36,757	89,470
Cash at beginning of year		604,503	515,033
Cash at end of year	$	641,260	604,503
Supplemental disclosure of cash flow information:			
Taxes paid during the year	$	2,180	9,475

See accompanying notes to financial statements.

(1) Significant Accounting Policies

Broadway Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Broadway National Bank (BNB), is registered as a fully-disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. As a broker-dealer, the Company is directly impacted by fluctuations in the debt and equity securities markets. The Company's customer base is primarily comprised of individuals residing in San Antonio, Texas, with the majority also being customers of BNB. The Company is subject to regulation by the National Association of Securities Dealers (NASD) and various governmental agencies, including the Securities and Exchange Commission and the Texas Securities Department. Such agencies may require certain standards or impose certain limitations based on their judgments.

The Company operates under a clearing agreement with National Financial Services Corporation (NFS), whereby NFS clears security transactions for the Company's customers and carries the accounts of such customers on a fully-disclosed basis as customers of NFS. The Company does not hold cash or securities in connection with such transactions.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and income and expenses for the periods. Actual results could differ significantly from those estimates.

All highly liquid debt instruments with original maturities of three months or less are considered cash equivalents.

Security transactions and related revenues and expenses are recorded on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that disclosed in the accompanying financial statements as of December 31, 2003 and 2002 and for the years then ended. Investment securities owned are stated at market value, with the resulting difference between amortized cost and market included in income. The Company did not hold any investment securities as of December 31, 2003 and 2002.

Furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over their estimated useful lives.

Advertising costs are expensed as incurred. Advertising costs of $3,742 and $43,994 are included in general and administrative expenses for the years ended December 31, 2003 and 2002, respectively.

(2) Income Taxes

In March 1998, Broadway Bancshares, Inc. (BBI), the parent company of BNB, for tax purposes, elected S Corporation status under the Internal Revenue Code, and the Company elected to be treated as a Qualified S Subsidiary of BBI. As a result, effective January 1, 1998, the Company no longer incurs any federal income tax. Accordingly, the Company's earnings, along with other taxable income of BBI, will be reported by the shareholders of BBI on their federal tax returns. During 2003 and 2002, the Company recorded state income tax benefit of $0 and $(8,415), respectively.

(Continued)

(3) Related Party Transactions

The Company pays an administrative charge to BNB for various services including human resources, marketing, and accounting. Total payments of these items were $93,467 and $134,407 during 2003 and 2002, respectively. The Company also leases office space from BNB on a month-to-month basis. Total lease payments were $45,102 in 2003 and $52,007 in 2002.

Employees of the Company also participate in various employee benefit plans and the profit sharing plan of BBI. The Company contributes to BBI its share of the cost for participating employees. The profit sharing plan covers substantially all full-time employees who have completed one year of service. Payments to the plan are made at the discretion of the board of directors, not to exceed the maximum allowable deduction under provisions of the Internal Revenue Code. Profit sharing expense amounted to $40,694 and $69,239 in 2003 and 2002, respectively.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio were to exceed 10 to 1. At December 31, 2003, the Company had net capital of $569,986, which was $319,986 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2003.

(5) Contingency

In 2003, the NASD required firms to refund breakpoint discounts to customers who had not received them for commissions paid on front-end loaded mutual funds during 2001 and 2002. BBS complied with the NASD requirements and refunded customers accordingly. In January 2004, BBS complied with an additional requirement to send out letters to all customers who had purchased this type of mutual fund in the timeframe specified and will investigate all such trades for propriety of the commission charged. Management believes that future refunds to be paid, if any, will not be significant.

Schedule 1

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Schedule of Computation of Net Capital

December 31, 2003

Computation of Net Capital

Total stockholder's equity	$	731,741
Deductions:		
Nonallowable assets:		
Furniture, fixtures and equipment, net		59,449
Other assets		19,478
Haircuts on securities (computed pursuant to Rule 15c3-1)		12,626
Other deductions		202
Excess fidelity bond deductible		70,000
Net capital	$	569,986

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	65,891
State income taxes payable		—
Total aggregate indebtedness	$	65,891

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness of $80,607)	$	250,000
Excess net capital	$	319,986
Excess net capital at 1000%	$	563,397
Ratio of aggregate indebtedness to net capital		0.12 to 1

There were no material adjustments to net capital as presented herein and as shown in Part II of Form X-17A-5 as of December 31, 2003.

See accompanying independent auditors' report.

Schedule 2

BROADWAY BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Broadway National Bank)

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2003

- **Computation for Determination of Reserve Requirement:**

  The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

BROADWAY BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Broadway National Bank)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

	Market value	**Number of items**
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Broadway Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Broadway Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Broadway National Bank) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 2, 2004